SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Canterbury Park Holding Corporation.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

John L. Morgan

605 Highway 169 N., Suite 400

Minneapolis, Minnesota  55441

Telephone Number (763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13811E 10 1

1	Names of Reporting Persons John L. Morgan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 243,133

	8	Shared Voting Power 0

	9	Sole Dispositive Power 243,133

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 243,133

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statements on Schedule 13D originally field with the Securities and Exchange Commission on March 23, 2010 (“Schedule 13D”).  Pursuant to this Amendment No. 1 to Schedule 13D, Item 5 of Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of Issuer

(a)           Aggregate number and percentage of class beneficially owned:

As of June 3, 2010, Mr. Morgan may be deemed to be the beneficial owner of 243,133 shares of common stock.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Morgan may be deemed the beneficial owner of 6.0% of the Company’s common stock.  This calculation is based on 4,033,740 shares of common stock outstanding, as of May 14, 2010, reported in the Company’s Quarterly Report for the quarterly period ended March 31, 2010 filed with the Commission on May 17, 2009.

(b)           Voting and Dispositive Power:

Mr. Morgan has sole voting and dispositive power over 243,133 shares that may be deemed to be beneficially owned by him as of June 3, 2010.

(c)           Transactions within the past 60 days:  The information concerning transactions in the Common Stock effected by Mr. Morgan in the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference.  All of the transactions were open market purchases.

(d)           Right to Direct the Receipt of Dividends:  Not applicable.

(e)           Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Item 7.	Material to be Filed as Exhibits.
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2010

Name	/s/ John L. Morgan
John L. Morgan

Appendix A

Transactions by Mr. Morgan in Canterbury Park Holding Corporation during the past 60 days:

Date	Number of Shares Purchased	Price Per Share

03/30/2010	4,000	$7.25
04/12/2010	100	$8.06
04/12/2010	100	$7.90
04/12/2010	200	$8.00
04/12/2010	264	$7.99
04/12/2010	300	$8.02
04/12/2010	500	$7.99
04/12/2010	636	$8.00
04/12/2010	1,000	$8.00
04/12/2010	1,900	$7.99
04/13/2010	1,000	$8.01
04/20/2010	50	$7.93
04/20/2010	450	$7.95
04/20/2010	500	$7.96
04/20/2010	2,000	$8.00
04/28/2010	20	$9.00
04/28/2010	99	$8.97
04/28/2010	100	$8.80
04/28/2010	100	$9.03
04/28/2010	100	$8.98
04/28/2010	280	$8.81
04/28/2010	600	$9.01
04/28/2010	1,701	$9.00
05/07/2010	679	$7.51
05/07/2010	1,000	$7.69
05/07/2010	1,000	$8.01
05/10/2010	1,049	$7.91
05/13/2010	200	$8.98
05/13/2010	300	$8.99
05/13/2010	500	$8.97
05/14/2010	100	$9.07
05/14/2010	900	$8.99
05/14/2010	1,000	$8.99
05/14/2010	2,000	$8.95
05/18/2010	1,000	$8.51
05/19/2010	478	$8.52
05/20/2010	100	$8.50
05/20/2010	100	$8.58
05/20/2010	500	$8.51
05/20/2010	500	$8.50
05/20/2010	800	$8.50
05/20/2010	1,000	$8.51

Date	Number of Shares Purchased	Price Per Share

05/20/2010	1,000	$8.51
05/21/2010	1,000	$8.26
05/21/2010	1,000	$8.26
05/21/2010	1,000	$8.26
05/27/2010	100	$8.93
05/27/2010	119	$9.04
05/27/2010	134	$8.98
05/27/2010	400	$8.95
05/27/2010	500	$9.00
05/27/2010	747	$9.00
05/27/2010	1,000	$9.01
05/27/2010	1,000	$9.01
06/01/2010	1,000	$9.01
06/02/2010	300	$9.00
06/02/2010	300	$9.03
06/02/2010	1,000	$9.01
06/02/2010	1,000	$9.01
06/03/2010	200	$9.04
06/03/2010	1,000	$9.01
06/03/2010	1,000	$9.01